UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-24612

ADTRAN, Inc. 401(k) RETIREMENT PLAN

(Full title of the plan)

ADTRAN, Inc.

(Name of issuer of the securities held pursuant to the plan)

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

(Address of the plan and address of issuer’s principal executive offices)

ADTRAN, INC. 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

Table of Contents

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015	12

Signature	14

Exhibit Index	15

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of

ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 23, 2016

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
Assets
Investments, at fair value	$224,396,380	$227,461,443
Receivables:
Employer contributions receivable	531,088	489,194
Employee contributions receivable	311,234	298,797
Notes receivable from participants	4,657,835	4,825,204

Total receivables	5,500,157	5,613,195

Net Assets Available for Benefits	$229,896,537	$233,074,638

See notes to financial statements.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment Income:
Interest and dividend income	$11,044,431
Net change in the fair value of investments	(12,142,204)

Total investment income	(1,097,773)
Interest income on notes receivable from participants	210,112
Contributions:
Employee	10,545,050
Employer	4,602,357
Rollovers from other qualified plans	536,599

Total contributions	15,684,006

Total additions	14,796,345

Deductions from net assets attributed to:
Distributions to participants	18,070,934
Administrative expenses	(96,488)

Total deductions	17,974,446

Net decrease in net assets available for benefits	(3,178,101)
Net assets available for benefits, beginning of year	233,074,638

Net assets available for benefits, end of year	$229,896,537

See notes to financial statements.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 – Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and summary Plan description for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (Company) (Employer) formed the Plan effective January 1, 1990 to provide certain retirement benefits for our employees. The Company is a leading global provider of networking and communications equipment. Our solutions enable voice, data, video and Internet communications across a variety of network infrastructures. These solutions are deployed by some of the world’s largest service providers, distributed enterprises and small and medium-sized businesses, public and private enterprises, and millions of individual users worldwide. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the provisions of Internal Revenue Code (IRC) Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as employer safe harbor matching contributions. The plan assets are held by Fidelity Management Trust Company (Fidelity), which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan.

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor matching portion of the Plan following the completion of twelve months of service, except seasonal employees, co-op employees, leased employees, interns and nonresident aliens with no U.S. source income.

Contributions

The Plan allows for pre-tax or Roth contributions up to 60% of a participant’s eligible compensation, as defined in the Plan Document and subject to annual limitations established by the IRS. The Plan also allows eligible participants who are age 50 or over to make additional deferrals. Participants may change their contribution deferral election under the Plan each pay period.

Under the terms of the Plan, the Company is required to make safe harbor matching contributions of 100% of an eligible participant’s first 3% of contributions and 50% of his or her next 2% of contributions (subject to certain limits). Active participants must complete twelve months of service to be eligible for the Company’s safe harbor matching contributions.

Participant Accounts and Investment Options

Each participant’s account is credited with the employee’s contribution and the Company’s matching contribution for that employee, plus an allocation of Plan earnings. Allocations of Plan earnings are based on account balances and underlying investments within each participant’s account, as defined more fully in the Plan document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers 41 investment options including a Company stock fund. Contributions to the Company stock fund are limited to 20% of a participant’s total contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan also includes Fidelity BrokerageLink as an investment option. BrokerageLink is a self-directed, brokerage account that allows participants to invest in a broad range of securities, including stocks, bonds, mutual funds, exchange-traded funds, certificates of deposit and other investment choices.

Vesting

Employees are always 100% vested in their total account under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted on the first day of the calendar month after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon the earlier of several dates: normal retirement, early retirement, date of disability, pre-retirement death or upon termination other than described above. Benefits are distributed by means of a lump sum payment. In-kind distributions of the Company’s common stock are permitted. Corrective distributions are made for excess deferrals and contributions.

Other

The Plan allows for participant in-service withdrawals at or after age 59-1/2 and hardship withdrawals at any time from the participant’s account if certain conditions are met.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The Plan’s loan provisions limit outstanding loans to two loans at a time. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2015 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Loans outstanding as of December 31, 2015 and 2014 had various maturities through 2025 and interest rates ranged from 4.25% to 9.25%.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of Plan assets, paid by the Company, or offset by revenue credits, which result from revenue sharing from the Plan’s investments as negotiated with Fidelity. During the Plan year ended December 31, 2015, all of the administrative expenses were offset by revenue credits. Additionally, the Company did not pay any administrative expenses on behalf of the Plan for the Plan year ended December 31, 2015.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRC and ERISA guidelines.

Note 2 – Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The money market funds, mutual funds and common stock investments are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in commingled trust funds are valued at fair value, as reported by the trustee of the commingled trust fund on each valuation date.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments, which consists of realized and unrealized gains and losses of those investments.

Valuation of Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

Contributions

Contributions from the Company are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants’ payroll.

Benefit Payments

Benefit payments are recognized when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the FASB Emerging Issues Task Force), which eliminates the requirement to categorize investments using the net asset value practical expedient in the fair value hierarchy. This guidance is effective for fiscal years beginning after December 15, 2015 and should be applied on a retrospective basis. The Company is evaluating the impact of this update but does not expect it will have a material effect on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force) (ASU 2015-12). ASU 2015-12 is a three-part standard which (1) requires fully benefit-responsive investment contracts to be measured at contract value, (2) simplifies plan investment disclosures and (3) provides a measurement date practical expedient to employee benefit plans. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively. Early adoption is permitted for all parts. The Company is evaluating the impact of this update but does not expect it will have a material effect on the Plan’s financial statements.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued and determined that no disclosure is necessary.

Note 3 – Investments

Investments at December 31, 2015 and 2014 consist of the following, which were recorded at fair value:

Description	2015	2014
Money market funds	$12,426,103	$10,393,882
Commingled trust fund	6,899,845	7,066,893
ADTRAN common stock fund	4,557,384	5,745,952
BrokerageLink	1,847,391	1,126,421
Mutual funds	198,665,657	203,128,295

Total	$224,396,380	$227,461,443

At December 31, 2015 and 2014, the Plan’s investment in the ADTRAN common stock fund consisted of the following:

	2015	2014
Number of shares held	253,734	252,734
Fair value of shares held	$4,369,300	$5,509,601
Cash held	$188,084	$236,351

The Plan’s investments (including investments bought and sold, as well as held, during the year) changed in fair value during the year ended December 31, 2015, as follows:

2015
Mutual funds	$(10,887,891)
BrokerageLink	(103,275)
ADTRAN common stock fund	(1,151,038)

Total	$(12,142,204)

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits at December 31, 2015 and 2014:

	2015	2014
Fidelity Balanced Fund – Class K	$17,068,316	$17,235,868
Fidelity Growth Company Fund – Class K	$14,507,921	$11,785,461
Fidelity Freedom K 2020 Fund	$13,629,441	$14,287,497
Spartan 500 Index Fund – Institutional Class	$13,177,435	$12,202,148
Morgan Stanley Small Company Growth Portfolio Class I	$12,502,000	$15,622,658

Note 4 – Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. These transactions qualify as party-in-interest transactions.

The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2015, the Plan purchased 40,782 units of the ADTRAN, Inc. Common Stock Fund for $640,042 and disposed of 48,465 units for $768,160. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $91,326 in dividend payments related to the common stock of the Company for the year ended December 31, 2015. These transactions qualify as party-in-interest transactions.

Fidelity Investments provides certain administrative services to the Plan pursuant to the Fidelity Investments Retirement Plan Service Agreement between the Company and Fidelity Investments. The Company receives revenue credits from Fidelity Investments, which result from revenue from the Plan’s investments. This revenue is used to offset administrative expenses incurred by the Plan.

Note 5 – Income Tax Status

The Plan obtained its latest advisory letter on March 31, 2014 from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. The Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 6 – Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$229,896,537	$233,074,638
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	47,120	104,826
Contributions receivable	(842,322)	(787,991)

Net assets available for benefits per Form 5500	$229,101,335	$232,391,473

The following is a reconciliation of investment income per the financial statements at December 31, 2015 to Form 5500:

2015
Total investment income per the financial statements	$(1,097,773)
Interest income on notes receivable from participants per the financial statements	210,112
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(57,706)

Total investment income per Form 5500	$(945,367)

The following is a reconciliation of contributions per the financial statements at December 31, 2015 to Form 5500:

2015
Contributions per the financial statements	$15,684,006
Less: Contributions receivable at December 31, 2015	(842,322)
Add: Contributions receivable at December 31, 2014	787,991

Total contributions per Form 5500	$15,629,675

Contributions that are not received by the Plan until the subsequent year are not accrued on the Form 5500.

Note 7 – Risks and Uncertainties

The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 8 – Fair Value Measurements

The Plan has categorized our cash equivalents held in money market funds and our investments held at fair value into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique for the cash equivalents and investments as follows: Level 1—Values based on unadjusted quoted prices for identical assets or liabilities in an active market; Level 2—Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly; Level 3—Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

		Fair Value Measurements at December 31, 2015 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$12,426,103	$12,426,103	$—	$—
Commingled trust fund	6,899,845	—	6,899,845	—
ADTRAN common stock fund	4,557,384	4,557,384	—	—
BrokerageLink
Money market funds	359,113	359,113	—	—
Common stocks	938,474	938,474	—	—
Mutual funds	549,804	549,804	—	—
Mutual funds
Index funds	13,177,435	13,177,435	—	—
Income/Bond funds	17,089,075	17,089,075	—	—
Balanced funds	17,068,316	17,068,316	—	—
Growth funds	91,507,485	91,507,485	—	—
Asset allocation funds	53,989,051	53,989,051	—	—
Value funds	5,834,295	5,834,295	—	—

Total investments at fair value	$224,396,380	$217,496,535	$6,899,845	$—

		Fair Value Measurements at December 31, 2014 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$10,393,882	$10,393,882	$—	$—
Commingled trust fund	7,066,893	—	7,066,893	—
ADTRAN common stock fund	5,745,952	5,745,952	—	—
BrokerageLink
Money market funds	206,461	206,461	—	—
Common stocks	476,163	476,163	—	—
Mutual funds	443,797	443,797	—	—
Mutual funds
Index funds	12,202,148	12,202,148	—	—
Income/Bond funds	18,525,839	18,525,839	—	—
Balanced funds	17,235,868	17,235,868	—	—
Growth funds	95,081,698	95,081,698	—	—
Asset allocation funds	53,868,962	53,868,962	—	—
Value funds	6,213,780	6,213,780	—	—

Total investments at fair value	$227,461,443	$220,394,550	$7,066,893	$—

There have been no changes in the valuation methodologies used at December 31, 2015 and 2014 to value the Plan’s assets at fair value, a summary of which is as follows:

Investments held in BrokerageLink are valued at the quoted net asset value of shares held by the Plan, which represents fair value.

The commingled trust fund is valued at the net asset value (NAV) of the units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the commingled trust fund less its liabilities. The commingled trust fund invests in a diversified portfolio of benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. These underlying fund securities are measured at contract value based on the contractual terms of the underlying investments. Since the units of the commingled trust fund are not traded in active markets, but do have daily liquidity with trades settling between one and three days and are fully benefit responsive to participant transactions at the measurement date, they are classified within Level 2 in the fair value hierarchy. Plan level liquidations require notice to Fidelity and could result in the Plan’s investment being placed into an investment only account for up to 12 months. There are no unfunded commitments related to the commingled trust fund.

The ADTRAN common stock fund reflects the combined fair value of ADTRAN common stock and the short-term cash position. The fair value of ADTRAN stock is based on the closing price as quoted on the NASDAQ Global Select Market and is classified within Level 1 in the fair value hierarchy.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Money Market Funds:
*	Fidelity Investments	Retirement Government Money Market II Portfolio		$9,700,713
*	Fidelity Investments	U. S. Treasury Money Market Fund		2,725,390

	Commingled Trust Fund:
*	Fidelity Investments	Managed Income Portfolio		6,946,965

	Common Stock Fund:
*	ADTRAN, Inc.	Common stock (253,734 shares and $188,084 cash)		4,557,384

	Other Investments:
*	Fidelity Investments BrokerageLink	Various investments		1,847,391

	Mutual Funds:
	American Beacon Advisors, Inc.	American Beacon Large Cap Value Fund Institutional Class		2,307,417
	BlackRock	BlackRock Inflation Protected Bond Fund		1,113,806
*	Fidelity Investments	Balanced Fund—Class K		17,068,316
*	Fidelity Investments	Blue Chip Growth Fund—Class K		5,737,138
*	Fidelity Investments	Contrafund—Class K		10,856,520
*	Fidelity Investments	Diversified International Fund—Class K		9,350,753
*	Fidelity Investments	Equity-Income Fund—Class K		9,076,097
*	Fidelity Investments	Freedom K 2005 Fund		194,078
*	Fidelity Investments	Freedom K 2010 Fund		3,275,201
*	Fidelity Investments	Freedom K 2015 Fund		1,762,661
*	Fidelity Investments	Freedom K 2020 Fund		13,629,441
*	Fidelity Investments	Freedom K 2025 Fund		6,710,489
*	Fidelity Investments	Freedom K 2030 Fund		7,851,144
*	Fidelity Investments	Freedom K 2035 Fund		6,653,092
*	Fidelity Investments	Freedom K 2040 Fund		5,483,982
*	Fidelity Investments	Freedom K 2045 Fund		2,093,150
*	Fidelity Investments	Freedom K 2050 Fund		2,255,450
*	Fidelity Investments	Freedom K 2055 Fund		580,996
*	Fidelity Investments	Freedom K 2060 Fund		2,292
*	Fidelity Investments	Freedom K Income Fund		3,497,075

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Mutual Funds (Continued):
*	Fidelity Investments	Fidelity Fund – Class K		10,757,541
*	Fidelity Investments	Government Income Fund		6,082,084
*	Fidelity Investments	Growth Company Fund – Class K		14,507,921
*	Fidelity Investments	Leveraged Company Stock Fund – Class K		3,511,950
*	Fidelity Investments	Low-Priced Stock Fund – Class K		10,599,707
*	Fidelity Investments	Spartan 500 Index Fund – Institutional Class		13,177,435
*	Fidelity Investments	Spartan U.S. Bond Index Fund – Advantage Class		5,610,934
	Goldman Sachs	Growth Opportunities Fund Institutional Class		1,213,441
	Hartford	Hartford International Opportunities HLS Fund Class IA		2,061,494
	Heartland Funds	Heartland Value Plus Fund Class Institutional		314,625
	Loomis, Sayles & Company	Bond Fund Institutional Class		4,282,251
	Morgan Stanley Institutional Fund, Inc.	Small Company Growth Portfolio Class I		12,502,000
	Prudential Investments	Prudential Jennison Mid-Cap Growth Fund, Inc Class Q		272,380
	RS Investments	RS Partners Fund Class Y		1,060,544
	Wells Fargo	Advantage C&B Mid Cap Value Institutional Class		524,891
	Wells Fargo	Advantage Special Mid Cap Value Fund Institutional Class		2,687,361

	Total Investments (held at end of year)			224,443,500

	Notes Receivable:
*	Participants	Loans with various maturities through 2025 and interest rates ranging from 4.25% to 9.25%		4,657,835

	Total Assets (held at end of year)			$229,101,335

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Date: June 23, 2016	/s/ Roger D. Shannon
Roger D. Shannon
Senior Vice President of Finance, Chief Financial Officer, Corporate Treasurer and Secretary (Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP